Exhibit 7

Statement Regarding Ratio of Earnings to Fixed Charges

The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred stock dividend requirements are not presented as there were no preferred share dividends in any of the periods indicated.

CHF million, except for ratios		31.12.12	31.12.11	31.12.10	31.12.09	31.12.08

Pre-tax earnings from continuing operations	[1]	(2,103)	5,025	6,983	(3,138)	(27,991)
Add: Fixed charges		10,672	11,831	13,471	17,939	60,672

Pre-tax earnings before fixed charges		8,569	16,856	20,454	14,801	32,681

Fixed charges:
Interest		9,974	11,143	12,657	17,016	59,687
Other	[2]	698	688	814	923	985

Total fixed charges		10,672	11,831	13,471	17,939	60,672

Ratio of earnings to fixed charges		0.80	1.42	1.52	0.83	0.54

1  Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and non-controlling interest income and the addition of dividends received from associates.  2  Other fixed charges is the interest component of rental expense.

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